                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

FORM 11-K

[ X ] Annual report pursuant to Section 15(d) of the Securities Exchange
      Act of 1934 For the fiscal year ended December 31, 1998.


or


[ ] Transition report pursuant to Section 15(d) of the Securities Exchange
    Act of 1934

    For the transition period from       to          .



                  THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
                                  90 Park Ave.
                                   26th Floor
                               New York, NY 10022
                         (Full name and address of plan)



                         Commission File Number: 1-10857



                             THE WARNACO GROUP, INC.
                         (Name of issuer of securities)


                             The Warnaco Group, Inc.
                                  90 Park Ave.
                               New York, NY 10022



          (Address of principal executive offices, including zip code)



                         Copies of all communication to:

                             The Warnaco Group, Inc.
                                  90 Park Ave.
                                   26th Floor
                               New York, NY 10022

                    Attn. Vice President and General Counsel

                                  INTRODUCTION

The Warnaco Group, Inc., a Delaware Corporation, has established The Warnaco Group, Inc. Employee Savings Plan (the "Plan"). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.

                              REQUIRED INFORMATION


FINANCIAL STATEMENTS AND EXHIBITS


         (a)      Financial Statements:  These documents are listed in the Index to Financial Statements.


         (b)      Exhibits:

                  (1)    Consent of Independent Accountants.

THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                      PAGE

Report of Independent Accountants                                      F-1

Statements of Net Assets Available for Benefits                        F-2

Statements of Changes in Net Assets Available for Benefits             F-3

Notes to Financial Statements                                   F-4 - F-11

Supplemental Schedules:

Schedule I - Schedule of Assets Held for Investment Purposes           S-1

Schedule II - Schedule of Reportable Transactions                      S-2



Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, The Warnaco Group, Inc. as Plan Administrator has duly caused this Annual Report on Form 11-K for the period ended December 31, 1998 to be signed on its behalf by the undersigned thereunto duly authorized.



                                            THE WARNACO GROUP, INC.
                                             EMPLOYEE SAVINGS PLAN




Date: June 28, 1999                         By:/s/William S.Finkelstein
                                               ------------------------
                                                WILLIAM S. FINKELSTEIN
                                              Senior Vice President and
                                              Chief Financial Officer of
                                                The Warnaco Group, Inc.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of The Warnaco Group, Inc. Employee Savings Plan



In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Warnaco Group, Inc. Employee Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS LLP
New York, New York
June 25, 1999

THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(IN THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------





                                                                                   DECEMBER 31,
ASSETS                                                                         1998           1997
Investments at contract value:
  Travelers Group Annuity Contracts                                           $10,125       $ 9,871
                                                                              -------       -------

Investments at fair value:
  Merrill Lynch Global Allocation Fund                                          3,666         3,845
  Merrill Lynch Growth Fund for Investment & Retirement                         3,932         4,989
  Merrill Lynch Institutional Fund                                              3,097         3,127
  Merrill Lynch Equity Index Trust                                              7,492         5,206
  Common Stock Fund                                                             2,641         2,453
  Cash and distribution account                                                    16           (21)
                                                                              -------       -------
                                                                               20,844        19,599
                                                                              -------       -------


Participant loans                                                                  29            --
                                                                              -------       -------

Receivable from former trustee of Designer Holdings, Inc.
  Employee Savings Plan                                                         1,406            --
                                                                              -------       -------

Contributions receivable:
  Employee                                                                        290           171
  Employer                                                                         34            18
                                                                              -------       -------
                                                                                  324           189
                                                                              -------       -------


Net assets available for benefits                                             $32,728       $29,659
                                                                              =======       =======


               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                     OF THESE FINANCIAL STATEMENTS

THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(IN THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------


                                                              FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                                1998       1997
Additions to net assets attributed to:

  Employee contributions                                       $ 4,010   $ 2,713
  Employer contributions                                           414       282
  Interest and dividend income                                   1,295     1,712
  Other income                                                      72      --
  Net (depreciation) appreciation in fair value of investments    (766)    1,762
                                                               -------   -------
    Total additions                                              5,025     6,469
                                                               -------   -------
Deductions from net assets attributed to:
  Benefit payments                                               3,345     5,666
  Administrative fees                                               46        43
                                                               -------   -------
    Total deductions                                             3,391     5,709
                                                               -------   -------

  Transfer from Designer Holdings, Inc. Employee Savings
      Plan                                                       1,435      --
                                                               -------   -------

  Net increase                                                   3,069       760
  Net assets available for benefits:
   Beginning of year                                            29,659    28,899
                                                               -------   -------

   End of Year                                                 $32,728   $29,659
                                                               =======   =======


                    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                          OF THESE FINANCIAL STATEMENTS

THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1 - DESCRIPTION OF PLAN

The following description of The Warnaco Group, Inc. Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement (the "Agreement") for a complete description of the Plan's provisions.

GENERAL
The Plan is a defined contribution plan which covers all domestic, non-union, full-time employees over age 21 of The Warnaco Group, Inc. and its subsidiaries (the "Company") who have completed six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Savings Plan Committee, which is appointed by the Board of Directors of the Company, serves without compensation and is responsible for the general administration of the Plan and makes the final determination as to all questions arising in connection with the interpretation, application and administration of the Plan. Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch") serves as trustee, investment manager, and administrative service provider to the Plan.

CONTRIBUTIONS
Participants may elect to contribute a portion (after-tax or pre-tax in whole percentages from 1% to 16%) of their eligible compensation to the Plan. The Company matches contributions to the Plan equal to 15% (such contributions are solely invested in the Company's common stock fund) of a participant's contributions up to 6% of eligible compensation. Section 401(k) of the Internal Revenue Code (the "Code") and the Plan limit the amount certain highly compensated individuals may contribute, based on amounts contributed by lower compensated individuals. All employees were limited to a maximum contribution of $10,000 and $9,500 in 1998 and 1997, respectively, by Code Section 402(g). If any participant's compensation deferrals for a year exceed the maximum allowable for that year, the excess amount may be returned to the participant as taxable compensation. The Plan also allows participants to rollover contributions from other qualified plans into the Plan.

PARTICIPANTS' ACCOUNTS
Each participant's account is credited with the participant's contributions (may include both before tax and after tax contributions) and allocations of (a) the Company's contributions and, (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

VESTING
Participants in the Plan are fully vested in their contributions at all times. Participants vest in their share of Company matching contributions and in earnings thereon over a four-year period.

PARTICIPANT LOANS
Under the terms of the Designer Holdings, Inc. ("DSH") Employee Savings Plan, participants were allowed to borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions were treated as a transfer to (from) the investment fund from (to) the Loan Fund. The loans were secured by the balance in the participant's account and bore interest at a rate equal to the prime rate plus 1.0% at the date of the loan request. Principal and interest were paid ratably through payroll deductions. On December 31, 1998, participant loan balances were transferred to the Plan. The Plan does not allow loans to participants. Once the existing DSH participant loans are repaid, no further loans will be allowed. The DSH plan was merged into the Plan as of December 31, 1998 as described in Note 5.

RETIREMENT AGE
Normal retirement age is 65.

INVESTMENT OPTIONS
Each participant directs the investment of their account balance into six investment options as follows:

         FUND A - Travelers Group Annuity Contract: The fund invests in Guaranteed Investment Contracts ("GIC's") issued by Travelers Inc. The fund also invests in high quality money market securities. Income is declared and reinvested monthly. Although the fund purchases investments denominated as "guaranteed investment contracts", neither the fund nor its units are in fact guaranteed, and such investments are subject to claims of creditors of the GIC's issuer.

         FUND B - Merrill Lynch Global Allocation Fund (Balanced): This fund seeks high total return from a globally oriented portfolio of equity, debt and money market securities.

         FUND C - Merrill Lynch Growth Fund for Investment & Retirement (Managed Equity): This fund seeks to invest primarily in securities which fund management believes are undervalued. Undervalued securities are securities which either are selling at a discount from per-share book value, have dividend yields greater than the stock market average or seem capable of recovering from situations that caused the companies to become temporarily out of favor.

THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------
         FUND D - Merrill Lynch Institutional Fund (U.S. Government): This fund invests in high quality short-term "money market" instruments such as those issued by the U.S. Government, government agencies and instrumentalities, banks and corporations. The fund seeks to maintain a consistent one dollar per share net asset value, although this cannot be assured.

         FUND E - Merrill Lynch Equity Index Trust (Indexed Equity): This fund is a collective trust maintained by Merrill Lynch Trust Company, therefore the funds are commingled with other Merrill Lynch funds. The fund seeks to approximate the total return of the Standard & Poor's 500 Composite Stock Fund Index.

         FUND F - Common Stock Fund: This fund offers employees an opportunity to share in the ownership of the Company with the potential for capital appreciation. This fund also invests in common stock of the Authentic Fitness Corporation, an affiliate of the Company.

Participants may allocate investment balances to the funds in any combination as long as each investment is made in even multiples of 10% of the participant's fund balance.

BENEFIT PAYMENTS
Upon termination of service from death, disability or retirement, vested benefits due to the participants or their beneficiaries will be paid in a lump sum, in installments or as an annuity. Participants may withdraw their vested account balance upon termination of employment. The Plan also allows for hardship withdrawals under certain circumstances.

FORFEITED ACCOUNTS
As provided in the Plan, forfeitures by participants of Company contributions and earnings thereon during any calendar month are applied as an offset to future Company contributions payable under the Plan. Company contributions forfeited by participants amounted to approximately $46,170 and $4,823 for the Plan years 1998 and 1997, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING AND USE OF ESTIMATES
The Plan's financial statements are prepared on the accrual basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RISK AND UNCERTAINTIES
Investment securities are exposed to various risks, such as interest rate, market and price. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

INVESTMENT VALUATION AND INCOME RECOGNITION
Plan investments other than insurance contracts are stated at fair value and are determined based upon quoted market prices. Insurance company contracts are deposit administration contracts valued at contract value. Funds may be withdrawn pro rata from all investment contracts at contract value determined by the respective insurance company to pay Plan benefits and to make participant-directed transfers to other funds pursuant to the terms of the Plan after the amounts in the money market securities are depleted. The contract value of the guaranteed annuity contracts approximates the fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at cost which is not materially different from fair value. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

PAYMENT OF BENEFITS
Benefits are recorded when paid.

ADMINISTRATIVE EXPENSES
Administrative expenses of the Plan are paid by the Plan.

PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of a termination of the Plan, all interests of participants become fully vested and the GICs shall continue until all participants' accounts have been completely distributed to the participants or their designated beneficiaries in accordance with the Plan.

THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------
NOTE 3 - INCOME TAX STATUS

The Plan received a determination letter, dated March 12, 1996, that it met the qualification requirements of Section 401(a) of the Internal Revenue Code and that the Plan is exempt from federal income taxation under Section 501(a) of the Code. Subsequently, the Plan has been amended. However, the Company believes that the Plan, as amended, is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes is made in the accompanying financial statements.

NOTE 4 - RELATED PARTY TRANSACTIONS

The assets of the Plan are managed by Merrill Lynch, the trustee as defined by the Plan, and therefore these investments qualify as party-in-interest. Fees paid by the Plan to the trustee for investment management services were $46,000 and $43,000 for the years ended December 31, 1998 and 1997, respectively.

The Common Stock Fund of the Plan held 99,422 and 73,584 shares of common stock of the Company at December 31, 1998 and 1997, respectively. The cost of such shares was $2,749,359 and $1,888,917 with a fair market value of $2,510,397 and $2,308,686 at December 31, 1998 and 1997, respectively. In addition, the Plan owned 7,149 and 7,756 shares of common stock of the Authentic Fitness Corporation ("Authentic Fitness") at December 31, 1998 and 1997. The cost of such shares was $121,629 and $131,974 with a fair market value of $130,466 and $144,451 at December 31, 1998 and 1997. Certain officers and directors of Authentic Fitness are also officers and directors of the Company.

NOTE 5 - MERGER WITH THE DESIGNER HOLDINGS, INC. EMPLOYEE SAVINGS PLAN

On May 8, 1998, the Board of Directors of the Company passed a resolution to merge the Designer Holdings, Inc. Employee Savings Plan ("the DSH Plan") into the Plan effective December 31, 1998. Employer and employee contributions to the DSH Plan ceased on January 1, 1998, following the acquisition of DSH by the Company. Employees of DSH became eligible to participate in the Plan on January 1, 1998. The assets of the DSH Plan were liquidated and the cash realized of $1,406,170 was transferred to the Plan as part of the merger.

THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------
NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands of dollars).



                                                       DECEMBER 31,
                                                     1998        1997
Net assets available for benefits per
   the financial statements                        $ 32,728    $ 29,659

Amounts allocated to withdrawing participants           (50)       (158)
                                                   --------    --------
                                                   $ 32,678    $ 29,501
                                                   ========    ========



The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands of dollars):


                                                 YEAR ENDED DECEMBER 31,
                                                     1998       1997
Benefit paid to participants per the
  financial statements                             $ 3,345    $ 5,666
Add: Amounts allocated to withdrawing
  participants at December 31. 1998 and 1997            50        158

Less: Amounts allocated to withdrawing
  participants at December 31, 1997 and 1996          (158)      (261)
                                                   -------    -------
                                                   $ 3,237    $ 5,563
                                                   =======    =======

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

NOTE 7-INVESTMENTS

The statement of changes in net assets available for benefits of each of the investment funds, by investment option, for the years ended December 31, 1998 and 1997 follows (in thousands of dollars). Investments in Fund A through Fund F each represent 5 percent or more of the Plan's net assets at December 31, 1998 and 1997.

JANUARY 1, 1998 TO DECEMBER 31, 1998


                                                                    FUND
                                          -----------------------------------------------------------------
                                                                                            LOAN
                                           A       B        C        D       E       F      FUND    OTHER    TOTAL
                                          -----------------------------------------------------------------

Additions to net assets attributed to:
Employee contributions                  $  568  $  535   $ 1,011  $  370  $  823  $  551     $ 0   $  152   $ 4,010
Employer contributions                       -       -         -       -       -     398       -       16       414
Interest and dividend income               589     426        81     166       -      30       -        3     1,295
Other income                                28       7         8      12       9       8       -        -        72
Net appreciation (depreciation) in
  fair value of investments                  -    (409)   (1,295)      -   1,601    (664)      -        1      (766)
                                       -------  ------   -------  ------  ------  ------     ---   ------   -------
  Total additions                        1,185     559      (195)    548   2,433     323       -      172     5,025

Deductions from net assets
  attributed to:
Benefit payments and participant
  withdrawals                            1,045     436       415     537     706     206       -        -     3,345
Administrative fees                         12       5         7       7       7       8       -        -        46
                                       -------  ------   -------  ------  ------  ------     ---   ------   -------
 Total deductions                        1,057     441       422     544     713     214       -        -     3,391
                                       -------  ------   -------  ------  ------  ------     ---   ------   -------

Transfer from Designer Holdings, Inc.
  Employee Savings Plan                      -       -         -       -       -       -      29    1,406     1,435

Interfund transfers-net                    126    (297)     (440)    (34)    566      79       -        -         -
                                       -------  ------   -------  ------  ------  ------     ---   ------   -------

(Decrease) increase in net assets
  available for benefits                   254    (179)   (1,057)    (30)  2,286     188      29    1,578     3,069

Net assets available for benefits:
  Beginning of year                      9,871   3,845     4,989   3,127   5,206   2,453       -      168    29,659
                                       -------  ------   -------  ------  ------  ------     ---   ------   -------
End of year                            $10,125  $3,666   $ 3,932  $3,097  $7,492  $2,641     $29   $1,746   $32,728
                                       =======  ======   =======  ======  ======  ======     ===   ======   =======


THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

JANUARY 1, 1997 TO DECEMBER 31, 1997

                                                                                                    FUND
                                                 ---------------------------------------------------------------------
                                                     A         B          C         D          E         F     OTHER      TOTAL
Additions to net assets attributed to:
Employee contributions                           $   526    $   346    $   630   $   307    $   412   $   353   $   139    $ 2,713
Employer contributions                              --         --         --        --         --         264        18        282
Interest and dividend income                         616        503        397       172          1        17         6      1,712
Net appreciation (depreciation) in
 fair value of investments                          --          (53)       332      --        1,315       168       --       1,762
                                                  ------    -------     ------    ------    -------   -------   -------    -------
  Total additions                                  1,142        796      1,359       479      1,728       802       163      6,469
                                                  ------    -------     ------    ------    -------   -------   -------    -------
Deductions from net assets attributed to:
Benefit payments and participant withdrawals       1,782      1,101        696       738      1,031       333       (15)     5,666
Administrative fees                                   14          4          6         8          6         6        (1)        43
                                                  ------    -------     ------    ------    -------   -------   -------    -------
  Total deductions                                 1,796      1,105        702       746      1,037       339       (16)     5,709
                                                  ------    -------     ------    ------    -------   -------   -------    -------

Interfund transfers - net                           (215)      (177)       356       (65)       138       (38)        1       --
                                                  ------    -------     ------    ------    -------   -------   -------    -------

(Decrease) increase in net assets
 available for benefits                             (869)      (486)     1,013      (332)       829       425       180        760

Net assets available for benefits:
Beginning of year                                 10,740      4,331      3,976     3,459      4,377     2,028       (12)    28,899
                                                  ------    -------     ------    ------    -------   -------   -------    -------
End of year                                       $9,871    $ 3,845     $4,989    $3,127    $ 5,206   $ 2,453    $  168    $29,659
                                                  ======    =======     ======    ======    =======   =======   =======    =======



The net appreciation (depreciation) in fair value of investments is as follows:

                                                                    FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                                     1998             1997
Common stock                                                      $ (663,798)        $   168,307
Mutual funds                                                      $ (102,495)        $ 1,593,437



The realized gains (losses) on sales of investments were ($89,769) and $251,246 for the years ended December 31, 1998 and 1997, respectively.

THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27-a
DECEMBER 31, 1998                                                     SCHEDULE I
--------------------------------------------------------------------------------

IDENTITY OF ISSUE                                 DESCRIPTION OF INVESTMENT                    VALUE       COST          VALUE
Travelers Fixed Income Fund - Fund A             Investment Contract with Travelers, Inc.
                                                 No. GR-15077, 5.93%, matures
                                                 May 1, 1999                                  $ 1.00     $  182,949     $  182,949

                                                 Investment Contract with Travelers, Inc.,
                                                 No. GR-10511,6.10%, matures
                                                 January 1, 1999                                1.00      9,563,968      9,563,968

                                                 Money Market Account                           1.00        377,830        377,830
                                                                                                        -----------    -----------
                                                                                                         10,124,747     10,124,747
                                                                                                        -----------    -----------

Merrill Lynch Global Allocation Fund - Fund B    International allocation mutual fund         $12.61      4,015,352      3,666,263

Merrill Lynch Growth Fund for Investment &
 Retirement - Fund C                             Growth oriented mutual fund                  $21.51      4,505,972      3,931,836

Merrill Lynch Institutional Fund - Fund D        Money market mutual fund                      $1.00      3,097,222      3,097,216

Merrill Lynch Equity Index Trust - Fund E        Mutual fund investing in securities of
                                                  the S&P 500                                 $83.92      4,056,313      7,492,393

The Common Stock Fund - Fund F                   Common stock                                 $24.78      2,870,988      2,640,863

Cash and Distribution Account                    Pending settlement account                    $1.00         15,721         15,721

Participant Loans                                Participant loans outstanding bearing
                                                  interest at 6% to 8%                         $1.00         29.141         29.141
                                                                                                        -----------    -----------
                                                                                                        $28,715,456    $30,998,180
                                                                                                        ===========    ===========

THE WARNACO GROUP, INC.
EMPLOYEE SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS -- ITEM 27-d
YEAR ENDED DECEMBER 31, 1998                                         SCHEDULE II
--------------------------------------------------------------------------------

                                                                                                             VALUE ON
                                              NUMBER OF    PURCHASE    NUMBER OF    SELLING     COST OF     TRANSACTION   NET GAIN
    PARTY INVOLVED         DESCRIPTION        PURCHASES     PRICE        SALES       PRICE       ASSET         DATE        (LOSS)
Travelers Fixed income  Insurance company
Fund -- Fund A          contracts paying a
                        fixed rate of return
                        of approximately 6.4%     176      $1,459,837      139     $1,206,165   $1,206,150   $1,206,165    $    15

Merrill Lynch Global    International
Allocation Fund --      allocation mutual fund     91       1,068,511      120        838,242      843,499      838,242     (5,257)
Fund B

Merrill Lynch Growth    Growth oriented mutual
Fund for Investment &   fund                      103       1,316,272      138      1,078,283    1,239,815    1,078,283   (161,532)
Retirement -- Fund C

Merrill Lynch           Money market mutual
Institutional           fund                      123         599,144       99        629,864      629,915      629,864        (51)
Fund -- D

Merrill Lynch Equity    Mutual fund investing
Index Trust -- Fund E   in securities of the
                        S&P 500                   120       1,498,397      107        813,490      716,567      813,490     96,923

The Common Stock        Common stock              153       1,201,670      199        350,145      370,012      350,145    (19,867)
Fund -- Fund F

Cash and Distribution   Pending settlement
Account                 account                    71         301,494       73        301,074      301,074      301,074         --


* Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of January 1, 1998 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                       S-2